UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

Satélites Mexicanos, S.A. de C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

México, D.F., 06600,

México (52) 55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

On August 29, 2012, Satélites Mexicanos, S.A. de C.V. (the “Registrant”) issued a press release announcing the extension of the expiration date for its exchange offer (the “Exchange Offer”) of $35,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2017 (the “New Notes”) for a like principal amount of new registered exchange notes due 2017. The Exchange Offer was previously scheduled to expire at 5:00 p.m., New York City time, on August 30, 2012.

The Registrant has extended the Exchange Offer so that it will now expire at 5:00 p.m., New York City time, on September 28, 2012, unless further extended. The expiration date for the Exchange Offer is being extended to provide time for the remaining outstanding New Notes to be exchanged.

A Form F-4 registration statement, including a prospectus containing the terms of the Exchange Offer, filed by the Registrant with the U.S. Securities and Exchange Commission (the “SEC”) was declared effective by the SEC on July 31, 2012. All other terms, provisions and conditions of the Exchange Offer will remain in effect.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated August 29, 2012.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2012

Satélites Mexicanos, S.A. de C.V. (Registrant)

By:	/s/ Veronica Gutierrez Zamora
	Name:	Veronica Gutierrez Zamora
	Title:	General Counsel

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated August 29, 2012